FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Secures iOS and Android in the Enterprise Without Sacrificing the User Experience	3.

Document 1

  NEWS RELEASE
June 25, 2013

FOR IMMEDIATE RELEASE
BlackBerry Secures iOS and Android in the Enterprise Without Sacrificing the User Experience

Secure Work Space separates work and personal apps and data on iOS and Android devices

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced the availability of a new security solution that separates work and personal apps and data on iOS® and Android™ devices. Secure Work Space for iOS and Android is a new option with BlackBerry Enterprise Service 10 (version 10.1.1) that offers customers with a BYOD (Bring Your Own Device) policy, a solution with the best combination of security, user experience and total cost of ownership. BlackBerry designed Secure Work Space to meet the management, security and cost needs of the CIO, and the user experience and functionality that employees demand.

Since launching in January 2013, 18,000 BlackBerry® Enterprise Service 10 servers have been installed by customers around the world and Secure Work Space for iOS and Android has been trialed globally with BlackBerry customers since the launch, including Netherlands-based e-office mobile b.v. For the past 22 years e-office has been creating virtual working environments for their clients, and to ensure they are always staying current on their clients’ mobility needs, e-office took part in BlackBerry’s early adopter program for Secure Work Space.

“Secure Work Space builds on BlackBerry Enterprise Service 10, and we found that BlackBerry’s secure infrastructure offered our company the best containerization solution to help mobilize our multi-platform environment, while maintaining a great user experience,” said Thierry Lammers, Director and co-founder, e-office mobile. “We’re looking forward to deploying this solution across our organization and to our customers in the coming months and bringing the separation of work and personal data to life on iOS and Android devices.”

According to Forrester Research, Inc., in 2016, 350 million employees will use smartphones and 200 million will bring their own devices to the workplace(1). Secure Work Space offers an ideal BYOD mobile security solution, providing organizations the flexibility to embrace BYOD without sacrificing security. On a personal iOS or Android device, users with Secure Work Space get integrated email (with attachment viewing), calendar and contacts for productivity, as well as secure browser access to intranets and document editing capabilities with BlackBerry’s Documents To Go™. With corporate data separated and controlled within the Secure Work Space container, these standard apps can be deployed with confidence to any user, together with other apps chosen by the company.

BlackBerry is working closely with app partners such as Box to power business collaboration in the cloud.

“Content sits at the center of every successful business and Box ensures that today’s mobile enterprise can securely access their information from any device, in any location and at any time,” said Whitney Bouck, Senior Vice President & GM, Enterprise at Box. “Box and BlackBerry are powering enterprise mobility for today’s knowledge workers.”

BlackBerry provides security at the device, server and network level. Secure Work Space leverages the same trusted behind-the-firewall connection available for BlackBerry smartphones and extends BlackBerry security capabilities for data-at-rest and data-in-transit to iOS and Android devices. The Secure Work Space container is managed through BlackBerry Enterprise Service 10, making it easy and convenient to manage all devices from its single console.

“Mobility is fundamentally transforming how we live and work. As our dependency on mobile solutions grows, and as a greater variety of mobile devices enter the workplace, the need for solutions to manage and secure these devices has never been greater," said David J. Smith, EVP, Enterprise Mobile Computing at BlackBerry. "In today’s ‘bring your own device world’, Secure Work Space is a differentiated solution that brings key elements of the BlackBerry security platform and mobile device management to iOS and Android devices."

The Secure Work Space solution also enables customers to save considerable effort, administration and expense as they no longer need to configure and manage expensive VPN infrastructures to provide mobile device access to data and apps that reside behind their corporate firewalls. With end-to-end enterprise mobility management, easy deployment, and BlackBerry’s global technical support, BlackBerry continues to offer innovative, secure and reliable solutions to enterprises and governments around the world.

Availability
The BlackBerry Enterprise Service 10 server software is free to download. Annual client access licenses (CALs) for Secure Work Space are $99 (MSRP) per year per device. BlackBerry Enterprise Service 10 is also available as a sixty (60) day free trial bundle that includes 50 EMM Corporate CALs (providing device management for BlackBerry 10, iOS, and Android devices) and 50 Secure Work Space CALs. The free trial can be downloaded here.

For more information on BlackBerry Enterprise Service 10 visit www.bes10.com.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com

(1)	Forrester Research, Inc., “Mobile Is The New Face Of Engagement”, February 23, 2012.

###

BlackBerry Media Contact:
Kim Geiger
BlackBerry
+1-647-283-7150
kgeiger@blackberry.com

or

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances.  Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements.  BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or service.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	June 25, 2013	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO